UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

January 14, 2021
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (NAV) Per Share
On January 14, 2021, the Investment Committee of our Manager approved a NAV per share of our common shares of $10.00 as of December 31, 2020. The purchase price of our common shares will be adjusted to $10.00 per share, beginning on the date of this announcement (January 14, 2021) and will be effective until updated by us on March 31, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2020. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Our NAV per share increased by $0.06 over prior quarter, primarily driven by changes in (a) our real estate valuation of our investment in Southern Dairies, (b) a third-party valuation of our debt on Southern Dairies, and (c) the reimbursement of Asset Management Fees and Fund Administration Fees paid or accrued by the Fund in 2020.
(a)Real Estate Valuation - The current quarter valuation of Southern Dairies of $37.0 million reflects a $100k or 0.3% increase in the asset's gross value compared to prior quarter valuation of $36.9 million.1
(b)Debt Valuation - Our loan on Southern Dairies bears interest at 30-day LIBOR plus 1.55%. We have entered into an interest rate swap that fixes the interest rate on $21.24 million1 of the loan at 2.683%.2,3 A third-party valuation of the terms of the loan and its interest rate swap was unfavorable compared to the loan's outstanding principal balance due to the lower interest rate environment as of December 31, 2020. However, the change in its valuation compared to prior quarter had a favorable impact on NAV.
(c)Fund-Level Fees - Our offering circular states that the Fund will be charged an Asset Management Fee of 1.25% per annum and a Fund Administration Fee of 0.60% per annum, which has been reflected as a liability in the Fund’s NAV each quarter-to-date in 2020. However, our Manager, as the recipient of these fees determined that it was in the best interest of the Fund’s shareholders to refund or cancel (in the case of current quarter fees) such 2020 calendar year fees totaling $142,149, which had a favorable impact on Q4 NAV per share.
Incorporating all applicable components of our NAV resulted in a $10.00 NAV per share, an increase of $0.06 per share compared with prior quarter. As described in our Offering Circular, our purchase price per share is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, our purchase price will adjust to $10.00 per share as of January 14, 2021.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of December 31, 2020, we had raised public offering proceeds of $2,907,610 and had issued 290,710 shares of our common shares in the public offering. In total, we have raised $8,408,610 in offering proceeds and issued 840,810 shares of our common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
1 Shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.
2 Our total outstanding principal balance of debt of $22,212,130 (100% property level), or $11,328,186 at our 51% ownership share as of December 31, 2020. Accordingly, our portfolio leverage ratio is 55.6% as of December 31, 2020 (calculated as our share of outstanding debt of $11,328,186 divided by our share of gross asset value of $20,370,598).
3 Of the total $22,212,130 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $972,130 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.64% based on rates as of December 31, 2020.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of December 31, 2020, the property is 88% leased to ten tenants with a weighted average remaining lease term of 1.9 years. Leases totaling 38.0% of the property’s square footage are set to expire in calendar year 2021. Our goal is for the recently completed repositioning capital projects and rebranding initiatives at the asset to bolster leasing objectives and enhance demand for the asset over our hold period. We are actively marketing the existing and near-term vacancies and continue to see interest from prospects.
In 2020, the property produced net operating income of approximately $1.3 million resulting in positive cash flow of approximately $570,000 (each at 100% share)4, which we may utilize for 2021 operations, and potentially, the commencement of distributions to our investors.
Re-Opening & Collections
We are pleased to report rent collections of 100% for the fourth quarter of 2020, and 97% over the full 2020 calendar year, where 3% of annual contract rent was granted as a deferral and expected to be collected in 2021. Our asset management teams have worked closely with tenants impacted by the COVID-19 pandemic to understand their needs and are assisting all tenants in ongoing re-opening procedures. As of December 2020, eight of the ten tenants had employees working in their space at the property.
Healthy Campus Environment
Tenants can enjoy as much or as little interaction as they please. The property’s location across the street from Ponce City Market and its incorporation as an extension of the Ponce City Market campus offers the amenities of a full mixed use environment without the traffic or congestion of being physically located in a bustling mixed use building.
Other noteworthy attributes include:
•66% of leasable space is accessible via private tenant entrances (not through common areas).
•89% of leasable space is accessible without using an elevator.
•All suites have individually controlled HVAC units, high ceilings, and most have sawtooth roofs for better air circulation.
•The campus has an abundance of outdoor green space, including a redesigned courtyard.
•Several spaces have private tenant patios in excess of 500 SF on the ground floor.
•The entire property is surface parked (no parking decks which tend to have poor air circulation and elevators).
Repositioning Updates
The property’s repositioning was completed on budget for a total of approximately $700k in December 20205. The completed projects as part of the repositioning include:
•Rebranding (Total cost: $200k) — new color scheme, paint, signage and wayfinding, prominent murals, and a sizable rooftop sign.
•Parking (Total cost: $200k) — installed equipment and security monitoring to allow collection of monthly parking income from tenants and monetize transient parking from visitors accessing adjacent attractions such as the Beltline or Old Fourth Ward Park.
•Amenities (Total cost: $7k) — tenants now have access to a state-of-the-art tenant services mobile application, providing access to local retail and food promotions, free access to the Ponce City Market rooftop attraction, and shuttle service from nearby public transit station, among other offerings. Wi-Fi was installed in all common areas.
•Office Space Conversion (Total cost: $190k) — according to plan, we repurposed a 5,000 sf space (formerly built for restaurant use) as creative office space due to the compelling economics for office compared to restaurant.
•Courtyard Upgrades (Total cost: $80k) — the courtyard was improved through landscaping and hardscaping, including new dogwood trees, a variety of new planter beds, as well as new high top tables and benches for tenants to congregate and enjoy the ample outdoor courtyard space the property offers.
•Interior Corridor Wayfinding and Murals (Total cost: $20k) — the interior corridors were refreshed with new branded murals, wayfinding and signage that will help navigate tenants and guests to each suite.
4 Jamestown Invest 1 owns a 51% interest in the property.
5 Costs shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.

Updates related to Minimum Purchase Requirements
We are hereby updating the following sections of our offering statement to modify the minimum purchase requirements for sales of our common shares through North Capital Private Securities.
QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Q: Is there any minimum investment required?
A: Yes. If you are an individual investor, you must purchase at least $2,500 in common shares in this offering, at the initial purchase and at any additional purchase of common shares in this offering, except, from time to time, we may temporarily reduce our minimum purchase requirements to at least $1,000 in common shares in this offering, at the initial purchase and at any additional purchase of common shares in this offering. The terms of any such reductions will be announced on the investment portal on the Jamestown Invest website and via email communication. If you are an individual investor investing through StartEngine during the period beginning on July 20, 2020 and ending on December 15, 2020 you must purchase at least $1,000 in common shares in this offering at the initial and subsequent purchase. If you are investing through a self-directed retirement account, you must purchase at least $5,000 in common shares in this offering, at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering. If you are an entity investor, you must purchase at least $50,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering.
HOW TO SUBSCRIBE
Minimum Purchase Requirements
If you are an individual, you must purchase at least $2,500 in common shares in this offering, at the initial purchase and at any additional purchase of common shares in this offering, except, from time to time, we may temporarily reduce our minimum purchase requirements for such individuals to at least $1,000 in common shares in this offering, at the initial purchase and at any additional purchase of common shares in this offering. The terms of any such reductions will be announced on the investment portal on the Jamestown Invest website and via email communication. If you are an individual investor investing through StartEngine during the period beginning on July 20, 2020 and ending on December 15, 2020, you must purchase at least $1,000 in common shares in this offering at the initial and subsequent purchase. If you are investing through a self-directed retirement account, you must purchase at least $5,000 in common shares in this offering, at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering. If you are an entity investor, you must purchase at least $50,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	January 14, 2021

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.